SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

COURT DISMISSES BCI DEBENTURE HOLDERS' CLASS ACTION

LAWSUIT

MONTREAL (CANADA) September 1, 2005 — Bell Canada International Inc. (“BCI”) and BCE Inc. (“BCE”) today announced that the Ontario Superior Court of Justice (the “Court”) has approved the agreement reached on August 18, 2005 dismissing a class action lawsuit by former holders of BCI’s $250 million 6.75% convertible unsecured subordinated debentures against BCI, BCE and certain current and former Directors of BCI. The Court approval provides for the dismissal of the action as against all Defendants and completely disposes of the litigation without any payment by any such Defendants in respect of damages.

A similar action commenced by the Caisse de dépôt et placement du Québec (“Caisse”) with respect to the Caisse’s holdings of BCI’s $150 million 6.5% convertible unsecured subordinated debentures has been disposed of on the same basis, pursuant to an agreement previously reached with the Caisse and approved by the Court today.

The Court also approved the payment by BCI, under its Plan of Arrangement, of a portion of plaintiffs’ counsels’ fees and disbursements, a substantial portion of which will be funded by BCI’s insurer.

About BCI
BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the NEX Exchange under the symbol BI.H. Visit our website at www.bci.ca.

About BCE
BCE is Canada’s largest communications company. Through its 27 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For further information:
Howard Hendrick
Bell Canada International
514-392-2260
howard.hendrick@bci.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: September 2, 2005